Filed by Constellation Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: US Elemental Inc.

(Reg. No. 333-296412)

US Elemental eyes Nasdaq debut as McDermitt lithium project advances

Amanda Stutt | June 7, 2026 | 10:12 am News USA Lithium

Jindalee Lithium is preparing to spin out its flagship US lithium assets into a new Nasdaq-listed company called US Elemental, with management targeting a public listing in the second half of 2026 as development work accelerates at its lithium project in Oregon

Incoming US Elemental CEO Ian Rodger told MINING.COM the transaction would see Jindalee retain an approximately 80% stake in the new entity following its merger with a US-listed SPAC.

“Our subsidiary merges with a US-listed SPAC corporation to form US Elemental,” Rodger said in an interview. “That’s expected to be listed in the second half of this year, somewhere Q3 or Q4 depending on SEC review.”

The company is preparing to file its S-4 registration statement with the US Securities and Exchange Commission in the coming weeks, a key milestone in the listing process.

The centerpiece of the new company will be the McDermitt lithium project, located within the McDermitt Caldera on the Oregon-Nevada border — the same geological formation that hosts Lithium Americas’ Thacker Pass project.

The McDermitt project is situated at the northern end of the McDermitt Caldera—a mineral-rich geological formation that hosts one of the world’s largest known accumulations of lithium mineralization.

Rodger said McDermitt and Thacker Pass represent the two largest lithium resources currently known in the United States.

“The McDermitt Caldera … is bigger than the Atacama in terms of lithium,” he said. “There’s very few projects that could have mine life measured in half centuries.”

Jindalee completed a pre-feasibility study for McDermitt in late 2024 that outlined a projected mine life of more than 60 years using only a fraction of the existing resource base, Rodger said.

The company plans to begin a major in-fill drilling campaign during the second half of 2026 to support a full feasibility study.

“We’ll be kicking off the feasibility study in the second half of the year as well,” Rodger said. “Next year we’ll be focused around completion of the feasibility study targeting having that complete by the end of 2027.”

The company aims to secure key federal permits by the end of 2028.

McDermitt was also selected as one of the first ten projects added to the US federal government’s FAST-41 permitting initiative, which is intended to streamline approvals for strategic infrastructure and critical minerals projects.

While Jindalee also controls the earlier-stage Clayton North lithium project in Nevada, Rodger said the company’s primary focus remains firmly on McDermitt.

“All our focus and effort’s been around McDermitt,” he said.

Lithium market turning bullish

Rodger said improving lithium market conditions helped underpin the decision to pursue a US listing for US Elemental.

“We’re heading into a pretty bullish phase of the market,” he said, noting lithium prices had rebounded significantly from lows reached in 2024.

The comments come as the broader lithium sector grapples with rising construction and operating costs tied to inflation, tariffs and supply chain disruptions.

Lithium Americas has warned that tariffs and logistics disruptions linked to Middle East shipping routes could add as much as $120 million to the cost of developing Thacker Pass.

Rodger said US Elemental is less exposed to near-term inflationary pressures because the company is still in the study and permitting phase rather than active construction.

“We’re not in the middle of building anything dealing with that near-term price inflation,” he said. “But the whole lithium market is going to be dealing with everything from inputs to processing to steel.”

He added that higher development costs across the industry could ultimately support stronger lithium pricing over the longer term.

“Prices kind of need to go higher to incentivize a lot of this production to come online,” Rodger said. “We’re one of the more advanced significant assets in the US.”

FORWARD-LOOKING STATEMENTS

Certain statements included in this communication are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (1) statements regarding estimates and forecasts of financial, performance and operational metrics, projections of market opportunity, anticipated size of the lithium resources, expected support from Jindalee Lithium Limited (“Jindalee”), expected NPV or post-tax IRR, and planned production per year; (2) references with respect to the anticipated benefits of the Transaction and the projected future financial and operational performance of US Elemental Inc. (the ”Company” or “US Elemental”) following the Transaction, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships and retain its management and key employees; (3) the sources and uses of cash of the Transaction; (4) the anticipated capitalization and enterprise value of the Company following the consummation of the Transaction; (5) statements regarding the Company’s operations following the Transaction; (6) the amount of redemption requests made by Constellation Acquisition Corp. I (“Constellation”)’s public shareholders; (7) current and future potential commercial relationships; (8) plans, intentions or future operations of the Company or HiTech Minerals Inc. (“HiTech Minerals”), including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; (9) the ability of the Company or Constellation to issue equity or equity-linked securities in the future or raise additional capital in a PIPE financing; (10) the outcome of any legal proceedings that may be instituted against Constellation, Jindalee, US Elemental and HiTech Minerals (together, the “Contracting Parties”); (11) changes to the proposed structure of the Transaction that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Transaction; (13) the risk that the Transaction disrupts current plans and operations of the Constellation, the Company or HiTech Minerals; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (15) expectations related to the terms and timing of the Transaction and the ability of the parties to successfully consummate the Transaction. These statements are based on various assumptions, whether or not identified in the communication, and on the current expectations of the Contracting Parties’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in Constellation’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”), the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement on Form S-4 (the “Registration Statement”) and in those other documents that Constellation has filed, or that the Company and Constellation will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect relevant Contracting Parties’ expectations, plans or forecasts of future events and views as of the date of the communication. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties’ assessments as of any date subsequent to the date of the communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, the Contracting Parties prepared and US Elemental filed a Registration Statement with the SEC, which includes a proxy statement to be distributed to Constellation’s shareholders in connection with Constellation’s solicitation for proxies for the vote by Constellation’s shareholders in connection with the Transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities of US Elemental in connection with the completion of the Transaction. After the Registration Statement has been declared effective, Constellation will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Transaction. Constellation’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with Constellation’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Transaction, because these documents will contain important information about the Contracting Parties and the Transaction. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Transaction and other documents filed with the SEC by Constellation and US Elemental, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp. I, 1290 Avenue of the Americas, New York, NY 10104.

This communication is not a substitute for the Registration Statement or for any other document that Constellation and/or US Elemental may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

PARTICIPANTS IN THE SOLICITATION

Constellation, Jindalee and HiTech Minerals and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Constellation’s shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding Constellation’s directors and executive officers in Constellation’s filings with the SEC, including the Annual Report and the other documents filed by Constellation with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Constellation’s shareholders in connection with the Transaction, including a description of their direct and indirect interests, which may, in some cases, be different than those of Constellation’s shareholders generally, are set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Transaction or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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